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EXHIBIT 12.1

FOSTER WHEELER LTD.
STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF
EARNINGS TO FIXED CHARGES
(in thousands)

	For the Year Ended
	December 30, 2005	December 31, 2004	December 26, 2003	December 27, 2002	December 28, 2001

Earnings/(loss):
Net loss prior to cumulative effect of a change in accounting principle	$(109,749)	$(285,294)	$(157,063)	$(374,719)	$(336,360)
Provision for income taxes (1)	39,568	53,122	47,426	14,657	123,395
Total fixed charges	61,485	105,971	107,163	96,884	97,604
Capitalized interest	—	—	(307)	(1,368)	(718)
Capitalized interest amortized	2,286	2,286	2,286	2,274	2,219
Equity earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(9,303)	(16,389)	(12,457)	(6,112)	(4,658)

	$(15,713)	$(140,304)	$(12,952)	$(268,384)	$(118,518)

Fixed charges:
Interest expense	$50,618	$94,622	$95,484	$83,028	$84,484
Capitalized interest	—	—	307	1,368	718
Imputed interest on non-capitalized lease payment	10,867	11,349	11,372	12,488	12,402

	$61,485	$105,971	$107,163	$96,884	$97,604

Ratio of Earnings to Fixed Charges (2)	—	—	—	—	—

(1)	Includes increases in the tax valuation allowance of $58,000, $175,600 and $197,000 in 2003, 2002 and 2001, respectively.
(2)	Earnings are inadequate to cover fixed charges. The coverage deficiencies are $77,198 in 2005, $246,275 in 2004, $120,115 in 2003, $365,268 in 2002 and $216,122 in 2001.

Note:     The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges for the period indicated.